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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ____________

                                  SCHEDULE 13D

                              (Amendment No. 2) *

                    Occupational Health + Rehabilitation Inc
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    674617105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                        Kevin J. Dougherty (781) 431-8400
              c/o The Venture Capital Fund of New England III, L.P.
                 30 Washington Street Wellesley Hills, MA 02481
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 24, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240, Rule 13d-1(e), 240.13d-1(f) or 240.13D-1(g),
check the following box.[_]

     Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.


___________
     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------
CUSIP No.        674617105           13D
           --------------------
-------------------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      The Venture Capital Fund of New England III, L.P.
      IRSN:  04-3147075
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)[_]
                                                                          (b)[X]

--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

      OO
--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware Limited Partnership
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER

       NUMBER OF                -0- shares
                          ------------------------------------------------------
         SHARES            8    SHARED VOTING POWER
      BENEFICIALLY              191,319 shares
        OWNED BY
                          ------------------------------------------------------
          EACH             9    SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                 -0- shares
                          ------------------------------------------------------
          WITH             10   SHARED DISPOSITIVE POWER
                                191,319 shares

--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      191,319 shares

--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS) [_]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.2%

--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      PN

--------------------------------------------------------------------------------

-------------------------------
CUSIP No.        674617105           13D
           --------------------
-------------------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      FH& Co. III, L.P.
      IRSN:  04-3147078
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)[_]
                                                                          (b)[X]

--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

      OO
--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware Limited Partnership
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER

       NUMBER OF                -0- shares
                          ------------------------------------------------------
         SHARES            8    SHARED VOTING POWER
      BENEFICIALLY              191,319 shares
        OWNED BY
                          ------------------------------------------------------
          EACH             9    SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                 -0- shares
                          ------------------------------------------------------
          WITH             10   SHARED DISPOSITIVE POWER
                                191,319 shares

--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      191,319 shares

--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS) [_]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.2%

--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      PN

--------------------------------------------------------------------------------

-------------------------------
CUSIP No.        674617105           13D
           --------------------
-------------------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Richard A. Farrell

--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)[_]
                                                                          (b)[X]

--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

      AF
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           [_]

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER

       NUMBER OF                -0- shares
                          ------------------------------------------------------
         SHARES            8    SHARED VOTING POWER
      BENEFICIALLY              191,319 shares
        OWNED BY
                          ------------------------------------------------------
          EACH             9    SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                 -0- shares
                          ------------------------------------------------------
          WITH             10   SHARED DISPOSITIVE POWER
                                191,319 shares

--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      191,319 shares

--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)                                                     [_]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.2%

--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON *

      IN

--------------------------------------------------------------------------------

-------------------------------
CUSIP No.        674617105           13D
           --------------------
-------------------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Harry J. Healer, Jr.

--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)[_]
                                                                          (b)[X]

--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

      AF
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           [_]

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER

       NUMBER OF                -0- shares
                          ------------------------------------------------------
         SHARES            8    SHARED VOTING POWER
      BENEFICIALLY              191,319 shares
        OWNED BY
                          ------------------------------------------------------
          EACH             9    SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                 -0- shares
                          ------------------------------------------------------
          WITH             10   SHARED DISPOSITIVE POWER
                                191,319 shares

--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      191,319 shares

--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)                                                     [_]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.2%

--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN

--------------------------------------------------------------------------------

-------------------------------
CUSIP No.        674617105           13D
           --------------------
-------------------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Kevin J. Dougherty

--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)[_]
                                                                          (b)[X]

--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

      AF
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           [_]

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER

       NUMBER OF                18,500 shares
                          ------------------------------------------------------
         SHARES            8    SHARED VOTING POWER
      BENEFICIALLY              191,319 shares
        OWNED BY
                          ------------------------------------------------------
          EACH             9    SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                 28,500 shares
                          ------------------------------------------------------
          WITH             10   SHARED DISPOSITIVE POWER
                                191,319 shares

--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      209,819 shares

--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS) [_]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.8%

--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN

--------------------------------------------------------------------------------

-------------------------------
CUSIP No.        674617105           13D
           --------------------
-------------------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      William C. Mills, III

--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)[_]
                                                                          (b)[X]

--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

      AF
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           [_]

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER

       NUMBER OF                -0- shares
                          ------------------------------------------------------
         SHARES            8    SHARED VOTING POWER
      BENEFICIALLY              191,319 shares
        OWNED BY
                          ------------------------------------------------------
          EACH             9    SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                 -0- shares
                          ------------------------------------------------------
          WITH             10   SHARED DISPOSITIVE POWER
                                191,319 shares

--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      191,319 shares

--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS) [_]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.2%

--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON *

      IN

--------------------------------------------------------------------------------

Item 1. Security and Issuer:

     This statement relates to the common stock, $0.001 par value per share, of Occupational Health + Rehabilitation Inc, a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 175 Derby Street, Suite 36, Hingham, MA 02043.

Item 2. Identity and Background:

     This statement is being filed by (i) The Venture Capital Fund of New England III, L.P. ("the Fund"), (ii) FH& Co. III, L.P. (the "GPLP"), (iii) Richard A. Farrell ("Farrell"), a general partner of the GPLP, (iv) Harry J. Healer, Jr. ("Healer"), a general partner of the GPLP, (v) Kevin J. Dougherty ("Dougherty"), a general partner of the GPLP, and (vi) William C. Mills , III ("Mills"), a general partner of the GPLP. The Fund, the GPLP, Farrell, Healer, Dougherty and Mills are sometimes referred to collectively herein as the "Reporting Persons."

     The address of the principal business and principal office of the Fund, the GPLP, Farrell and Healer is 30 Washington Street, Wellesley Hills, MA 02482. The address of the principal business and principal office of Mills is c/o Advent International Corporation, 75 State Street, Boston, MA 02109.

     The state of organization for the Fund and the GPLP is Delaware. Each of Farrell, Healer, Dougherty and Mills is a citizen of the United States of America.

     The principal business of the Fund is venture capital investing. The principal business of the GPLP is to act as the sole general partner of the Fund. The principal occupations of Farrell, Healer and Dougherty are their activities on behalf of the Fund. The principal occupations of Mills are his activities on behalf of the Fund and his activities as a Partner at Advent International Corporation, a global private equity firm.

     During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding a violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration:

     On March 24, 2003, the Issuer repurchased its outstanding shares of Series A Convertible Preferred Stock including the accrued dividends thereon for cash, promissory notes and Common Stock. The cash paid by the Issuer was equal to $6.00 per share for 25% of the outstanding shares of Series A Convertible Preferred Stock and paid $3.00 per share for the accrued dividends. The Issuer repurchased 25% of the outstanding shares of the Series A Convertible Preferred Stock and repaid the accrued dividends thereon by issuing promissory notes for the aggregate principal amount of $2,699,740.35. The Issuer issued two shares of Common Stock for each outstanding share of Series A Convertible Preferred Stock at a price of $3.00 per share of Common Stock and 50% of the accrued dividends on the outstanding shares of Series A Convertible Preferred Stock repurchased with Common Stock were repaid by issuing shares of Common Stock at a price of $3.00 per share.

     Pursuant to this transaction, the Fund acquired 75,683 shares of the Issuer's Common Stock, $127,047.21 in cash, and notes in an aggregate principal amount of $127,047.21. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting such securities.

Item 4. Purpose of Transaction:

     The Fund acquired the Issuer's securities for investment purposes. Depending on market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors, the Fund and may dispose of or acquire additional securities of the Issuer. Except as otherwise described herein or as expressly stated below, none of the Reporting Persons has any present plans which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  Any action similar to any of those enumerated above.

     Exception. Pursuant to the terms of a certain Amended and Restated Registration Rights Agreement dated March 24, 2003 (the "Registration Rights Agreement," attached hereto as Exhibit 99.2) by and among the Issuer, the Fund and the other Investors listed therein, the Fund is granted, subject to certain restrictions and limitations, certain required and incidental registration rights with respect to the Restricted Shares (as defined below).

Item 5. Interest in the Securities of the Issuer:

(a) The Fund is the record owner of 191,319 shares of the Common Stock (the "Fund Common Shares"). As the sole general partner of the Fund, the GPLP may be deemed to own beneficially the Fund Common Shares. As the individual general partners of the GPLP, each of Farrell, Healer, Dougherty and Mills may be deemed to own beneficially the Fund Common Shares.

     Additionally, by virtue of the Amended and Restated Stockholders' Agreement (attached hereto as Exhibit 99.3), each of the Reporting Persons may be deemed to share voting power with respect to each share of the Issuer's stock subject to the agreement. Consequently, the Reporting Persons may be deemed to beneficially own the Fund Common Shares.

     The GPLP, Farrell, Healer, Dougherty and Mills each disclaim beneficial ownership of the Fund Common Shares except with respect to their pecuniary interest therein, if any. Dougherty is the beneficial owner of 18,500 option shares of the Issuer exercisable within 60 days of the date of this Schedule 13D/A.

     Each of the Reporting Persons, except Dougherty, may be deemed to own beneficially 6.2% of the Issuer's Common Stock, which percentage is calculated based upon (i) 1,479,864 shares of the Issuer's common stock reported as outstanding by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002, and (ii) the number of shares of the Issuer's Common Stock issued in connection with the Repurchase of the Series A Preferred Stock in the transaction that is the subject of this Schedule 13D/A.

     Dougherty may be deemed to own beneficially 6.8% of the Issuer's Common Stock, which percentage is calculated based upon (i) 1,479,864 shares of the Issuer's common stock reported as outstanding by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002, (ii) the number of shares of the Issuer's Common Stock issued in connection with the Repurchase of the Series A Preferred Stock in the transaction that is the subject of this Schedule 13D/A; and (iii) 18,500 option shares of the Issuer exercisable within 60 days of the filing of this Schedule 13D/A held by Dougherty.

                                                                                NUMBER OF SHARES
                                                                -----------------------------------------------

(b)  Reporting Person                                             (i)         (ii)         (iii)       (iv)
     -----------------                                          -------      -------      -------     -------
The Venture Capital Fund of New England III, L.P.                     0      191,319           0      191,319
FH & Co. III, L.P.                                                    0      191,319           0      191,319
Richard A. Farrell                                                    0      191,319           0      191,319
Harry J. Healer, Jr.                                                  0      191,319           0      191,319
Kevin J. Dougherty                                               18,500      191,319      18,500      191,319
William C. Mills, III                                                 0      191,319           0      191,319

(i)   Sole power to vote or direct the vote
(ii)  Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of
(iv)  Shared power to dispose or to direct the disposition of

      (c) Except as set forth above, none of the Reporting Persons has effected any transaction in the Shares during the last 60 days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Shares beneficially owned by any of the Reporting Persons.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer:

     Pursuant to the terms of the Repurchase Agreement (attached hereto as Exhibit 99.4), the Fund acquired 75,683 shares of the Issuer's Common Stock.

     Pursuant to the terms of the Registration Rights Agreement (attached hereto as Exhibit 99.2), the Fund is granted, subject to certain restrictions and limitations, certain required and incidental registration rights with respect to the Fund Common Shares.

Item 7. Material to be Filed as Exhibits:

     Exhibit 99.1 - Agreement regarding filing of joint Schedule 13D (filed herewith).

     Exhibit 99.2 - Execution Copy of the Registration Rights Agreement dated as of March 24, 2003 by and among Occupational Health + Rehabilitation Inc, The Venture Capital Fund of New England III, L.P. and other Investors therein (filed herewith).

     Exhibit 99.3 - Execution Copy of the Amended and Restated Stockholders
                    Agreement dated as of March 24, 2003 by and among Occupational Health + Rehabilitation Inc, the Venture Capital Fund of New England III, L.P. and other Investors and Holders therein (filed herewith).

     Exhibit 99.4 Execution Copy of the Series A Convertible Preferred Stock Repurchase Agreement dated as of March 24, 2003 by and among Occupational Health + Rehabilitation Inc, The Venture Capital Fund of new England III, L.P. and the other Sellers therein (filed herewith).

     Exhibit 99.5   Power of Attorney for Richard A. Farrell (filed herewith).

     Exhibit 99.6   Power of Attorney for Harry J. Healer, Jr. (filed herewith).

     Exhibit 99.7 Power of Attorney for William C. Mills, III (filed herewith).

                                  SCHEDULE 13D

                                    Signature

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 9, 2003

                                       THE VENTURE CAPITAL FUND OF NEW
                                       ENGLAND III, L.P.

                                       By: FH & Co. III,
                                           L.P., its Sole General Partner


                                       By: /s/ Kevin J. Dougherty
                                           -------------------------------------
                                           Kevin J. Dougherty, General Partner


                                       FH & Co. III, L.P.

                                       By: /s/ Kevin J. Dougherty
                                           -------------------------------------
                                           Kevin J. Dougherty, General Partner


                                       *
                                       -----------------------------------------
                                       Richard A. Farrell

                                       *
                                       -----------------------------------------
                                       Harry J. Healer, Jr.


                                       *
                                       -----------------------------------------
                                       William C. Mills, III


                                       /s/ Kevin J. Dougherty
                                       -----------------------------------------
                                       Kevin J. Dougherty


*By:      /s/ Kevin J. Dougherty
    ------------------------------------
    Kevin J. Dougherty, Attorney-in-Fact